NEWALTA

[redacted]

08001450

SEC
Mail Processing
Section

MAR 14 2008

Washington, DC
101

February 24, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Newalta Income Fund (the "Fund")
File No. 82-34834
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following documents of the Fund:

1. Notice of Meeting and Record Date from Valiant Trust Company dated February 21, 2008.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

NEWALTA CORPORATION,
as agent for and on behalf of
NEWALTA INCOME FUND

Vivian Zipchian

Signed by Vivian Zipchian
in the absence of:

PROCESSED
MAR 3 1 2008
THOMSON
FINANCIAL

Took Whiteley
Vice President and General Counsel

TBW/vz
Encl.

dlw 3/27

NEWALTA CORPORATION
211 - 11 Avenue S.W.
Calgary, AB T2R 0C6

TEL 403.806.7000
FAX 403.806.7348
WEB www.newalta.com

File No. 82-34834

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

Suite 310 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801 Fax 403 233-2857

VIA SEDAR

February 21, 2008

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Autorité des Marches Financiers
Ontario Securities Commission

Dear Sirs,

Re: Newalta Income Fund
Annual & Special Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Newalta Income Fund:

Issuer:	Newalta Income Fund
Meeting Type:	Annual & Special Meeting
Cusip/ ISIN:	CA65020R1091
Meeting Date:	May 13, 2008
Record Date of Notice:	March 19, 2008
Record Date of Voting:	March 19, 2008
Beneficial Ownership Determination Date:	March 19, 2008
Class of Securities Entitled to Receive Notice	Trust Units
Class of Securities Entitled to Vote:	Trust Units
Place:	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 – 101 regarding Shareholder Communication, in our capacity as the agent for Newalta Income Fund.

Yours truly,

'Signed"
June Lam
Officer, Income Trusts

cc: Newalta Income Fund
Attn: Took Whiteley

END